DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
12/10/08

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership and Phillip Goldstein

2. CHECK THE BOX IF MEMBER OF A GROUP 			a[ ]
      b[ ]
3. SEC USE ONLY

4. SOURCE OF FUNDS WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) [x]

6. CITIZENSHIP OR PLACE OF ORGANIZATION USA

7. SOLE VOTING POWER
1,909,312

8. SHARED VOTING POWER
43,358

9. SOLE DISPOSITIVE POWER
1,952,670

10. SHARED DISPOSITIVE POWER
0

 11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,952,670

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []

13. PERCENT OF CLASS REPRESENTED BY ROW 11
9.47%

14. TYPE OF REPORTING PERSON
IA

This statement constitutes amendment No.4 to the Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on March 19, 2008. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4 is amended as follows:

ITEM 4. PURPOSE OF TRANSACTION

Bulldog Investors General Partnership has advised the issuer that it intends to nominate a full slate of candidates for election as directors at the next annual meeting if the issuer is still in existence. In addition, an affiliate of the filing persons has submitted a shareholder proposal requesting the board to take action, subject to market conditions, to afford common and preferred shareholders an opportunity to realize the net asset value of their shares.


Item 5 is amended as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSR dated March 31, 2008 there were 20,628,363 shares of common stock outstanding. The percentage set forth in item 5 was derived using such number.

a) BIG P and other accounts managed by Phillip Goldstein beneficially own an aggregate of 1,952,670 shares of PIF or 9.47% of the outstanding shares.

b) Power to vote and dispose of securities resides either with Mr. Goldstein or clients.

c) During the past 60 days the following shares of PIF were purchased, unless previously reported (there were no sales):

None


d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.
e) NA

Item 6. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. and Exhibit 2


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/15/08

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP

Exhibit 1:

Bulldog Investors General Partnership
Park 80 West  Plaza Two, Suite 750, Saddle Brook, NJ 07663
Phone: 201-556-0092 / Fax: 201-556-0097 // pgoldstein@bulldoginvestors.com


				December 10, 2008

Mark F. Kemper, Secretary
Insured Municipal Income Fund Inc.
UBS Global Asset Management
51 West 52nd Street
New York, New York 10019-6114.

Insured Municipal Income Fund Inc. (the Fund)

Dear Mr. Kemper:

If the Fund is still in existence at the next meeting of shareholders, we intend to nominate a full slate of candidates for election as directors.

Bulldog Investors General Partnership (BIGP), the nominating and proposing shareholder, is a 13-D filer that beneficially owns approximately 1.9 million common shares of the Fund. Assuming six directors are to be elected, we will nominate the persons named below. (Please advise us if a different number of directors will be elected.) Each nominee has consented to being named in our proxy statement and to serve as a director if elected. Messrs. Goodstein and Samuels are the nominees for the seats that will be elected solely by shareholders of the preferred stock. There are no arrangements or understandings between BIGP or any partner of BIGP and any nominee in connection with the nominations nor do we know of any material conflicts of interest that would prevent any nominee from acting in the best interest of the Fund.

Phillip Goldstein (born 1945); Park 80 West, Plaza Two, Suite 750,
Saddle Brook,NJ 07663 Since 1992, Mr.Goldstein has been an investment advisor and a principal of the general partner of five investment partnerships in the Bulldog Investors group of funds:Opportunity Partners L.P., Opportunity Income Plus Fund L.P., Full Value Partners L.P., Full Value Offshore Ltd. and
Full Value Special Situations Fund L.P. He has been a director of the
Mexico Equity and Income Fund since 2000, Brantley Capital Corporation since 2001 and ASA Ltd since 2008.

Gerald Hellerman ( born 1937 ); 5431 NW 21st Avenue, Boca Raton, FL 33496
Mr. Hellerman is a director of MVC Acquisition Corp. and is a director and Chairman of the Audit Committee of MVC Capital, Inc. Mr. Hellerman owns and has served as Managing Director of Hellerman Associates, a financial and corporate consulting firm, since the firms inception in 1993. He currently serves as a director, chief financial officer and chief compliance officer for The Mexico Equity and Income Fund, Inc. (NYSE: MXE), and is a manager and Chairman of the Audit Committee of the Old Mutual Absolute Return and Emerging Managers fund complex, which consists of six funds, a director of Brantley Capital Corporation and was a director and Chairman of the Audit Committee of AirNet Systems, Inc. until June 2008.

Rajeev Das (born 1968); Park 80 West, Plaza Two, Suite 750, Saddle Brook, NJ 07663 Principal of Bulldog Investors, a group of investment funds and Managing Member of the general partner of Opportunity Income Plus L.P.; Currently director of Mexico Equity and Income Fund, Inc. (since 2001)
In 2006 served as director of Brantley Capital.

Andrew Dakos (born 1966); Park 80 West, Plaza Two, Suite 750, Saddle Brook, NJ 07663 Mr. Dakos is a self-employed investment advisor and a principal of the general partner of five investment partnerships in the Bulldog Investors group of funds: Opportunity Partners L.P., Opportunity Income Plus Fund L.P., Full Value Partners L.P., Full Value Special Situations Fund L.P., and Full Value Offshore L.P. He has been a director of the Mexico Equity and Income Fund since 2001 and Brantley Capital Corporation since 2007.

Glenn Goodstein (born 1963); 2308 Camino Robledo, Carlsbad, CA 92009 Mr. Goodstein is a registered investment advisor and managing member of the general partner of Mercury Partners LP, an investment partnership. He is a director of Mexico Equity and Income Fund.

Steve Samuels (born 1956); Park 80 West, Plaza Two, Suite 750, Saddle Brook,
NJ 07663 Mr. Samuels is a principal of the general partner of five investment partnerships in the Bulldog Investors group of funds:Opportunity Partners L.P., Opportunity Income Plus Fund L.P., Full Value Partners L.P., Full Value Special Situations Fund L.P., and Full Value Offshore L.P.

None of our nominees is an interested person of the Fund nor does any nominee personally own any shares of the Fund except that as of November 3, 2008
(1) Mr. Goldstein and his wife jointly beneficially own 44,125 common shares which were purchased since February 14, 2008 and (2) Mr. Das and his wife beneficially own 1,700 shares which were purchased between November 2007 and April 2008.Clients of Mr.Goodstein own 2,811 common shares which were purchased between September 2000 and February 2002. Each nominee other than Mr. Hellerman is a principal of one or more of the entities that are general partners of BIGP and the nominees collectively beneficially own approximately 1.9 million common shares of the Fund which were purchased since July 2007.
There have been no sales of shares by any of the aforementioned persons.




Please notify us as soon as possible if you need any further information or if you believe there are any deficiencies in this advance notice letter. Thank you.

Very truly yours,


Phillip Goldstein
President
Kimball & Winthrop, Inc.
Managing General Partner


Exhibit 2:

Full Value Offshore Partners L.P.
 Park 80 West - Plaza Two, Suite 750, Saddle Brook, NJ 07663
Phone: 201-556-0092 / Fax: 201-556-0097 / pgoldstein@bulldoginvestors.com

				December 10, 2008

Mark F. Kemper, Secretary
Insured Municipal Income Fund Inc.
UBS Global Asset Management
51 West 52nd Street
New York, New York 10019-6114

Dear Mr. Kemper:

Full Value Offshore Partners L.P. is the beneficial owner of shares of Insured Municipal Income Fund Inc. (the Fund) that are valued in excess of $2,000.00. We have held our shares continuously for at least 12 months and intend to hold
them through the next annual meeting.   We hereby submit the following proposal
and supporting statement pursuant to rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in managements proxy materials for the next meeting of stockholders.

RESOLVED: The board is requested to take action, subject to market conditions, to afford common and preferred shareholders an opportunity to realize the net asset value of their shares.

Supporting Statement

Since its launch in 1993 the Funds common shares have persistently traded at a discount to their net asset value. For example, as of December 5, 2008, the common shares were trading at a whopping 20% discount from NAV.

In addition, the preferred shares are now illiquid and can only be sold at a steep discount from their $50,000 liquidation value.

We think both the common shareholders and the preferred shareholders deserve an opportunity to realize the intrinsic value of their shares.
If you agree, please vote for this proposal.

Very truly yours,


Phillip Goldstein
Managing Member
	Full Value Advisors LLC
General Partner